                                   FORM 6 - K / A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                 August 7, 2002

                        Net Serviços de Comunicação S.A.
                    (Exact Name as Specified in its Charter)

                        Net Communications Services Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Net Serviços de Comunicação S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira

      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: August 7, 2002

                           FORWARD-LOOKING STATEMENTS

This release contains  forward-looking  statements  relating to the prospects of the business,  estimates for operating and financial results,  and those related to growth  prospects  of Net  Serviços  de  Comunicação  S.A. are merely  projections  and, as such, are based  exclusively on the expectations of
Net  Serviços de  Comunicação  S.A.'s  management  concerning the future of the business and its continued  access to capital to fund its business plan.  Such  forward-looking  statements  depend,  substantially,  on changes in
market  conditions,   government   regulations,   competitive   pressures,   the
performance of the Brazilian economy, the industry and that of the international
markets  and  other  risks  disclosed   herein  and  in  Net   Serviços  de
Comunicação  S.A.'s filed  disclosure  documents  and are,  therefore, subject to change without prior notice.

                      Net Serviços de Comunicação S.A.
                  Corporate Tax ID (CNPJ) # 00.108.786/0001-65
                              NIRE # 35.300.177.240
                                 PUBLIC COMPANY

                   MINUTES OF THE BOARD OF DIRECTORS' MEETING
                             HELD ON AUGUST 5, 2002

1. VENUE,  TIME AND DATE: At the Company's  headquarters,  located at 1356 Verbo
Divino Street,  1st floor,  São  Paulo,  SP, at 18:00  (Brazilian  time) on
August 5, 2002.

2. ATTENDANCE:  The members of the Board of Directors,  whose signatures  appear below in these minutes.

3.  MEETING  BOARD:  Roberto  Irineu  Marinho,  Chairman  and Stefan  Alexander,
Secretary.

4. AGENDA:  to deliberate about (i) the determination of the price of the shares to be issued  through the public  offering  approved at the Board of  Directors'
Meeting  ("BDM")  held on June 18, 2002,  with the changes  approved in the BDMs held on July 23,  2002 and July 31,  2002  (the  "Shares");  (ii) the  Company's
capital  increase  and the total  number of common  and  preferred  shares to be issued;  (iii) the  method of  subscription  and  payment  of the  Shares;  (iv)
treatment  of  investors  interested  in  subscribing  the  Shares;  and (v) the authorization  for the Management to take any and all actions  necessary for the offering of the Shares.

5.  DECISIONS:  The  attending  members  of the Board of  Directors  unanimously decided the following:

(a)  To set the issue  price of the  Shares at R$ 0.70  per common  share and at
     R$ 0.70 per  preferred  share.  The issue price of the common and preferred shares was settled after the conclusion of the book building process by the public  distribution  coordinators,  in compliance  with article 170, first paragraph,  item III of Law # 6,404/76,  based on the trading  price of the
     Company's  preferred  shares (as the  Company's  common  shares do not have enough  liquidity) on the São Paulo Stock  Exchange - BOVESPA,  on the
     date  of  determination  of  the  issue  price  of  the  Shares,  with  the possibility of adjustment  (premium or discount) over the average  weighted trading price of the  preferred  shares on such date, as a result of market conditions.  The issue  price of the  Shares  was  determined  based on the institutional  investors'  interest for the subscription and acquisition of the  preferred  shares to be issued by the Company,  and without the direct participation  of the  Company's  shareholders,  of the  holders of the 2nd public  issue  of the  Company's  debentures  and of the  non-institutional investors who placed orders during the  reservation  period.  In compliance with the provisions of article 170, 7th paragraph,  of Law # 6,404/76,  the
     Directors unanimously approved that the decision to use the market value of the Company's shares for the determination of the issue price of the common and preferred  shares is  reasonable,  considering  that the offering being made is a public  offering in the  domestic  market and, as such,  the book building  procedures  reflect the value at which  investors  are willing to purchase  shares.  Therefore,  this  shall be the most  adequate  method to determine  the fair value of the Shares to be issued by the Company,  as it provides the Company greater financial  benefits  according to the interest demonstrated  by  investors  in  subscribing  the Shares.  Since the common shares  issued by the  Company do not have  enough  liquidity  and  trading volume for their  trading  price to be used to determine the issue price of the common shares to be issued by the Company, such issue price was settled at the same  subscription  price  determined for the preferred shares to be issued by the Company, according to the terms approved hereby;

(b)  To  approve   that  the   Company's   capital   will  be   increased   from
     R$1,525,239,629.31  (one billion, five hundred and twenty-five million, two hundred and thirty-nine  thousand,  six hundred and  twenty-nine  Reais and thirty-one  cents) to  R$2,122,735,389.71  (two  billion,  one  hundred and twenty-two million,  seven hundred and thirty-five thousand,  three hundred and  eighty-nine  Reais and seventy-one  cents),  by means of the issue for public subscription of 431,100,000 common shares and 422,465,372  preferred shares,  all such common shares and preferred  shares being  nominative and with no par value. All proceeds obtained from the approved capital increase will be incorporated into the Company's capital;

(c)  To approve that the number of shares described in item (b) above may not be increased after the beginning of the public  distribution of the Shares, as the  coordinators  of the public  distribution  have not been  granted  the option to subscribe any additional  shares,  due to the fact there has been no excess demand for such subscription;

(d)  To approve  that the payment of the Shares  will be made upon  subscription
     (i) in domestic currency; (ii) through the delivery of debentures issued in the 2nd  public  issue  of the  Company's  debentures;  (iii)  through  the capitalization  of credits  held by  shareholders  as  Advances  for Future
     Capital  Increases;  or (iv) through the  capitalization of credits held by shareholders  as  loans  entered  into  between  the  shareholders  and the
     Company;

(e)  To approve that the subscription and public offer of shares will be made on the  over-the-counter  market,  pursuant  to  a  regime  of  differentiated procedures,  in compliance  with article 33 of CVM  Instruction # 13/80. In connection therewith, the Company's shareholders, the holders of debentures of the 2nd public issue of the  Company's  debentures,  and  individual  or corporate  investors  not  considered  institutional  investors,  have been provided five working days (between July 22 and July 26 of 2002 - such term having been  extended to include  August 1st and 2nd of 2002,  according to the Press Release dated July 31, 2002) for requesting  reservations for the subscription of Shares,  pursuant to the conditions  described in the Press
     Releases  dated July 18, 2002 and July 31, 2002.  The  remaining  preferred shares  issued by the  Company,  that were not  reserved  for  subscription during the  reservation  period,  were set aside to be publicly  offered to institutional  investors by the coordinators of the public  distribution of
     Shares;

(f)  To establish  that the Company will  undertake  another  capital  increase, through  the  private  issuance  of shares  for the  issue  price of R$0.70
     (seventy  cents of real) per share,  in order to fulfill the balance of the firm commitments  undertaken by the  shareholders  pursuant to the terms of
     the  Company's   Protocol  of   Recapitalization,   immediately  after  the
     Extraordinary  General Meeting that will deliberate on the capital increase authorized  by the Company,  to take place on August 16, 2002, as disclosed in the Company's notice published on August 1, 2002; and

(g)  To authorize the Company's management to take any and all actions necessary to effect the  offering  of the  Shares,  as well as to sign all  documents required for that purpose, including the Private Instrument of Coordination
     Agreement and Firm  Guarantee of  Subscription  and Placement of Common and
     Preferred Shares Issued by Net Serviços de Comunicação S.A.

6.  CLOSING:  Having no  further  issues,  the  meeting  was  concluded,  and in connection  therewith the present minutes were drawn up, read and approved,  and subsequently  signed by all members of the Board of Directors  who were present.
São  Paulo,  Date  August 5, 2002.  Signatures:  Roberto  Irineu  Marinho -
President;  Stefan Alexander - Secretary;  Henri Philippe  Reichstul - Director;
Mauro Muratorio Not - Director;  Romulo de Mello Dias- Director;  Nelson Pacheco
Sirotsky - Director; Ronnie Vaz Moreira - Director; Jorge Luiz de Barros Nobrega
- Director.

I certify that this is a copy of the original  minutes drawn up in the Company's records.

                     ---------------------------------------
                                Stefan Alexander
                                    Secretary